[NETWORK 1 FINANCIAL SECURITIES, INC. LETTERHEAD]

May 13, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Reference:	Hailiang Education Group Inc.

              Registration Statement on Form F-1 (SEC File No. 333-201263)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Hailiang Education Group Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. (EDT), May 15, 2015 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately seventy-eight (78) copies of the Preliminary Prospectus dated April 3, 2015 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the underwriter has confirmed that they are complying with the forty-eight (48) hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

The Galleria, 2 Bridge Avenue

Suite 241, Red Bank, NJ 07701-1106

Phone: 732-758-9001, Toll Free: 800-886-7007, Fax: 732-758-6671

Member FINRA/SIPC

United States Securities and Exchange Commission

May 13, 2015

Very truly yours,

/s/ Damon D. Testaverde
Damon D. Testaverde
Managing Director

[Signature page to Underwriters’ Acceleration Request]

The Galleria, 2 Bridge Avenue

Suite 241, Red Bank, NJ 07701-1106

Phone: 732-758-9001, Toll Free: 800-886-7007, Fax: 732-758-6671

Member FINRA/SIPC